May 5, 2015 VIA EDGAR CONFIDENTIAL Mara L. Ransom, Assistant Director Jennifer López, Staff Attorney Jennifer Thompson, Accounting Branch Chief Lisa Sellars, Staff Accountant	26th Floor, Two ifc
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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Baozun Inc.

Amendment No. 1 to Registration Statement on Form F-1

File No. 333-203477

Dear Ms. Ransom, Ms. López, Ms. Thompson and Ms. Sellars:

On behalf of our client, Baozun Inc., a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter received from the staff of the Commission (the “Staff”) on May 4, 2015. In addition to revising disclosure in response to the Staff’s comments, the Company has updated portions of the Registration Statement to reflect the Company’s developments since the initial filing with the Commission of the Company’s Registration Statement on April 17, 2015, and to include the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2015 and related disclosure.

Set forth below are the Company’s responses to the comments contained in the Staff’s letter. We have included page numbers to refer to the location in Amendment No. 1 where the language addressing a comment appears.

May 5, 2015

Courtesy copies of this letter and the Registration Statement are being hand delivered to the Staff.

Capitalization, page 56

1.	We note your disclosure elsewhere in the filing that immediately prior to the completion of this offering, you expect that 9,410,369 ordinary shares held by Jesvinco Holdings Limited, which is wholly owned by Mr. Qiu, and 3,890,369 ordinary shares held by Casvendino Holdings Limited, which is wholly owned by Mr. Wu, will be designated as Class B ordinary shares on a one-for-one basis, and all convertible redeemable preferred shares and all other outstanding ordinary shares will be re-designated as Class A ordinary shares on a one-for-one basis. Please update your capitalization table to separately present Class A and Class B ordinary shares. Additionally, please revise your narrative description of the “pro forma” column in this table to clearly explain which shares will convert to Class A and which shares will convert to Class B.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 57 to 58 of the Registration Statement.

Taxation, page 166

2.	Please tell us what consideration you have given to filing a tax opinion with respect to the tax consequences discussed in this section. Please refer to Section III.A.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company is filing with Amendment No. 1 the opinion of Maples and Calder, the Company’s counsel as to Cayman Islands law, regarding certain Cayman Islands tax matters as exhibit 8.1 (included in exhibit 5.1). In addition, the Company respectfully advises the Staff that the opinion of Fangda Partners, the Company’s counsel as to PRC law, previously filed as exhibit 99.2, included Fangda Partners’ opinion regarding certain PRC tax matters. The Company has revised the exhibit index to make this clarification.

In addition, the Company has considered the tax consequences described under the heading “Taxation – Material U.S. Federal Income Tax Consequences,” and has referred to Section III.A.2 of Staff Legal Bulletin No. 19. The Company believes that the tax consequences described under such heading are not so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. For this reason, the Company has concluded that it does not need to file a tax opinion with respect to the tax consequences described under the heading “Taxation – Material U.S. Federal Income Tax Consequences.”

* * *

May 5, 2015

If you have any questions regarding this response letter or the Registration Statement, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com. Questions relating to accounting and auditing matters of the Company may also be directed to Alan Hu of Deloitte Touche Tohmatsu Certified Public Accountants LLP via email at alhu@deloitte.com.cn.

Respectfully submitted,

/s/ Karen M. Yan
Karen M. Yan of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Inc.

Beck Chen, Chief Financial Officer, Baozun Inc.

Karen M. Yan, Esq., Latham & Watkins LLP

Leiming Chen, Esq., Simpson Thacher & Bartlett LLP

Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP